SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34723 ; File No. 812-15305

PennantPark Investment Advisers, LLC, et al.

October 3, 2022.

AGENCY:  Securities and Exchange Commission ("Commission" or "SEC").

ACTION:  Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application:  Applicants request an order to supersede a previous order granted by the Commission that permits certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants:  PennantPark Investment Advisers, LLC, PennantPark Investment Corporation, PennantPark Floating Rate Capital Ltd., PennantPark Credit Opportunities Fund II, LP, PennantPark Credit Opportunities Fund III, LP, PennantPark Credit Opportunities Fund IV Aggregator, LP, PennantPark Capital Liquidity Solutions, LP, PennantPark Senior Credit Fund, LLC, PennantPark Senior Credit Fund Levered, LP, Berkeley Road WC Funding SPV, LP, Berkeley Road WC Funding SPV 2, LP, SP Credit Acquisitions, LLC, PennantPark Senior Credit Fund, SMA, LP, TPDS I Platinum Holdings LP.

Filing Dates:  The application was filed on January 28, 2022, and amended on March 11, 2022, April 29, 2022 and July, 28, 2022.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless the Commission orders a hearing.   Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on October 27, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.    Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested.   Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES:  The Commission:  Secretarys-Office@sec.gov.  Applicants:  Arthur H. Penn, 1691 Michigan Avenue, Suite 500, Miami Beach, FL 33139.

FOR FURTHER INFORMATION CONTACT:  Bruce R. MacNeil, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION:  For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended and restated application, dated July 28, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.  The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html.  You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.


J. Matthew DeLesDernier
Assistant Secretary